UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-1004
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-14303
AMERICAN AXLE & MANUFACTURING, INC. PERSONAL SAVINGS PLAN
FOR HOURLY-RATE ASSOCIATES
(Full title of the plan)
American Axle & Manufacturing Holdings, Inc.
One Dauch Drive, Detroit, MI 48211-1198
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)
(313) 758-2000
(Registrant’s telephone number,
including area code)

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements as of December 31, 2007 and 2006 and for the Year Ended December 31, 2007	4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007:

Schedule H, Item 4i — Schedule of Assets Held for Investment Purposes	11

EXHIBITS:

Exhibit 23 - Consent of George Johnson & Company, Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 26, 2008
To the Participants and Plan Administrator
American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates
Detroit, Michigan
We have audited the accompanying statements of assets available for benefits of the American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2007 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GEORGE JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Participant-directed investments:
Investments, at fair value (Notes 2 and 3):
Investments in registered investment companies	$214,809,213	$227,659,232
Common stock — American Axle & Manufacturing Holdings, Inc.	4,125,176	4,212,085
Collective trust fund	36,068,038	36,823,678
Participant loans receivable	19,677,664	23,318,028

Total Investments	274,680,091	292,013,023

Receivables:
Participant contributions	463,334	213,101

Total Assets Reflecting All Investments at Fair Value	275,143,425	292,226,124

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	273,455	441,519

TOTAL ASSETS AVAILABLE FOR BENEFITS	$275,416,880	$292,667,643

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

Participant-
Directed
Investments
ADDITIONS:
Participant contributions	$17,255,256
Interest income on participant loans	1,167,270
Dividends	15,300,428

Total Additions	33,722,954

DEDUCTIONS:
Benefits paid to participants	50,131,168
Administrative expenses	32,046
Net depreciation in fair value of investments (Note 3)	810,503

Total Deductions	50,973,717

DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(17,250,763)

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	292,667,643

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$275,416,880

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007
1.	DESCRIPTION OF THE PLAN

General - The following description of the American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete details of the Plan’s provisions. Copies of the summary plan description are available from the human resource department of American Axle & Manufacturing, Inc. (the “Company”).

The Plan, established March 1, 1994, is a defined contribution plan covering substantially all U.S. employees of the Company and employees of the Company’s U.S. subsidiaries who are members of the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America (“UAW”) and the International Association of Machinists and Aerospace Workers (“IAM”). The collective bargaining agreements which cover the above employees expire in various years beginning in 2008 through 2012. The Company may amend, modify, suspend, or terminate the Plan to the extent not precluded by the applicable agreements. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions - The Plan provides for each participant to contribute from 1% to 40% of his or her eligible earnings. Participant contributions may be made on a pre-tax or after-tax basis. In 2007, eligible associates of Colfor Manufacturing, Inc. received a Company match of 25% of associates’ contributions up to 6% of eligible salary. Participants over age 50 were eligible to contribute an additional $5,000 in each of the 2006 and 2007 calendar years as a catch-up contribution. Certain limitations exist as defined in the Plan agreement as to maximum contribution amounts. Additionally, participants may transfer funds into the Plan from other qualified plans. Employee participation is voluntary.

Effective January 1, 2009, UAW associates with less than 20 years of service, other than associates at our Three Rivers facility, will receive a Company match of 25% of associates’ contributions up to 6% of eligible salary. These associates will also receive an additional retirement contribution of 5% of eligible salary. Also effective January 1, 2009, associates at our Three Rivers facility will receive a Company contribution of 5% of gross wages paid for all hours an associate works.

Vesting - Each participant is fully vested in the assets credited to his or her account, and no portion of such account shall be subject to forfeiture.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007
1.	DESCRIPTION OF THE PLAN (CONTINUED)

Investment Options - Participants may direct investments to be split among any of the investment fund options available.

Participant Loans - The Plan allows participants to borrow against their account balances with repayment through payroll deductions. Loans may range from a minimum of $1,000 to a maximum of $50,000 or 50% of the participant’s vested account balance, whichever is less.

Hardship Withdrawals - The Plan provides for early withdrawal of savings in the event of a participant’s financial hardship. A financial hardship is considered to be those amounts necessary to prevent an eviction from, or mortgage foreclosure on, the participant’s principal residence, extraordinary medical expenses for one or more members of the participant’s immediate family not covered by insurance, post-secondary tuition for one or more members of the participant’s immediate family, or the purchase or construction of a principal place of residence. A financial hardship exists only when funds are not reasonably available from the participant’s other sources, and the amount withdrawn must not exceed the amount needed in the situation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Valuation of Investments - The Plan’s investments are stated at fair value. The shares of registered investment companies and common stock, as well as the units of collective trust funds, are valued at quoted market prices that represent the asset value of the shares or units held by the Plan at year-end. Participant loans are recorded at cost, which approximates fair value.

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” Under this FSP, investment contracts held by a defined contribution plan, including collective trust funds holding investment contracts, are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of assets available for benefits present the fair value of the collective trust fund holding investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in assets available for benefits is prepared on a contract value basis.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the reported amounts of increases or decreases in assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan invests in various securities, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

3.	INVESTMENTS

The fair value of individual investments that exceed five percent of the Plan’s assets available for benefits is as follows as of December 31, 2007 and 2006:

	2007		2006
	Number		Number
	of Shares	Fair	of Shares	Fair
	or Units	Value	or Units	Value
Fidelity Low-Priced Stock Fund	1,847,623.359	$75,992,749	2,027,634.631	$88,283,212
Spartan U.S. Equity Index Fund	987,628.119	51,257,899	1,147,202.638	57,566,628
Fidelity Managed Income Portfolio II Fund	36,341,492.670	36,068,038	37,265,197.490	36,823,678
Fidelity Diversified International Fund	756,828.978	30,197,476	806,853.858	29,813,250
Participant loans receivable	n/a	19,677,664	n/a	23,318,028
Fidelity Freedom 2020 Fund	972,884.712	15,381,307	970,326.770	15,069,175
The Plan’s investment in the Fidelity Managed Income Portfolio II Fund includes wrapper contracts with a fair value of $0 and $2,329 as of December 31, 2007 and 2006, respectively.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007
3.	INVESTMENTS (CONTINUED)

For the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock — American Axle & Manufacturing Holdings, Inc.	$(35,825)
Investments in registered investment companies	(774,678)

Net Depreciation in Value	$(810,503)

As of December 31, 2007 and 2006, the Plan held the following investments with various parties-in-interest:

	2007	2006
Registered investment companies managed by Fidelity Management Trust Company (“Fidelity”)	$192,532,853	$207,630,212
Collective trust fund managed by Fidelity (at contract value)	36,341,493	37,265,197
Common stock — American Axle & Manufacturing Holdings, Inc.	4,125,176	4,212,085
Participant loans receivable	19,677,664	23,318,028

	$252,677,186	$272,425,522

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan subject to the provisions of ERISA and any applicable agreements. In the event of Plan termination, each participant would have a nonforfeitable right to his or her total account balance as of the date of termination.

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for accounting, legal, and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007
5.	TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

Certain investments held by the Plan as of December 31, 2007 and 2006 are managed by Fidelity, the trustee and custodian of the Plan. Such investments fall within the investment guidelines of the Plan and are considered parties-in-interest. See Note 3 for investments held by the Plan with various parties-in-interest.

6.	INCOME TAX STATUS

The Plan obtained its latest determination letter on July 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefits from the financial statements to Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Assets available for benefits, financial statements	$275,416,880	$292,667,643
Less: Adjustment to reflect fully benefit-responsive investment contracts at fair value	(273,455)	(441,519)

Assets Available for Benefits, Form 5500	$275,143,425	$292,226,124

The collective trust fund, which holds fully benefit-responsive investment contracts, is adjusted to contract value in the accompanying financial statements. Such investments are required to be reported at fair value on Form 5500.

The following amounts recorded on the 2007 Form 5500 are not recorded on the 2007 financial statements:

Net investment gain from common and collective trusts	$168,064

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007
8.	NEW ACCOUNTING PRONOUNCEMENTS

The FASB has issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.” SFAS No. 157 defines “fair value,” establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. SFAS No. 159 provides entities with the option of recording many financial instruments and certain other items at fair value and further modifies disclosure requirements regarding such fair values. SFAS No. 157 and SFAS No. 159 apply to the Plan’s financial statements for the year ending December 31, 2008. The Plan has not determined the impact, if any, on its financial statements of implementing these Statements.

The FASB has also issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 applies to the Plan’s financial statements for the year ending December 31, 2008. The Plan’s management does not anticipate the implementation of this Interpretation to have any impact on the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
(Federal Employer Identification Number: 38-3138388; Plan Number: 004)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Form 5500, Schedule H, Item 4i)
DECEMBER 31, 2007

		Description of Investment
		(Including Maturity Date,
Party-in-	Identity of Issue, Borrower,	Rate of Interest, Collateral,				Current
Interest	Lessor, or Similar Party	and Par or Maturity Value)		Cost		Value
	Registered Investment Companies:
	Managed by Fidelity Management
	Trust Company:
*	Fidelity Low-Priced Stock Fund	1,847,623.359	shares	(a	)	$75,992,749
*	Fidelity Diversified International Fund	756,828.978	shares	(a	)	30,197,476
*	Fidelity Freedom Income Fund	205,703.633	shares	(a	)	2,355,307
*	Fidelity Freedom 2000 Fund	43,665.570	shares	(a	)	540,143
*	Fidelity Freedom 2010 Fund	206,044.124	shares	(a	)	3,053,574
*	Fidelity Freedom 2020 Fund	972,884.712	shares	(a	)	15,381,307
*	Fidelity Freedom 2030 Fund	545,346.324	shares	(a	)	9,009,121
*	Fidelity Freedom 2040 Fund	280,274.550	shares	(a	)	2,727,071
*	Fidelity Freedom 2005 Fund	15,526.969	shares	(a	)	183,063
*	Fidelity Freedom 2015 Fund	79,982.828	shares	(a	)	997,386
*	Fidelity Freedom 2025 Fund	21,616.610	shares	(a	)	284,907
*	Fidelity Freedom 2035 Fund	18,388.342	shares	(a	)	251,553
*	Fidelity Freedom 2045 Fund	10,220.746	shares	(a	)	116,005
*	Fidelity Freedom 2050 Fund	16,211.015	shares	(a	)	185,292
*	Spartan U.S. Equity Index Fund	987,628.119	shares	(a	)	51,257,899

						192,532,853

	Other:
	PIMCO Total Return Institutional
	Class Fund	1,013,723.223	shares	(a	)	10,836,701
	PIMCO High Yield Institutional
	Class Fund	486,573.600	shares	(a	)	4,641,912
	First American Mid Cap Growth
	Opportunity Y Fund	14,387.118	shares	(a	)	621,380
	American Funds Growth Fund of
	America R5 Fund	40,491.174	shares	(a	)	1,376,700
	Fifth Third Disciplined Large Cap
	Value Fund I	28,754.068	shares	(a	)	378,691
	Domini Social Equity R Fund	117,162.282	shares	(a	)	1,277,069
	Munder Small Cap Value Y Class Fund	63,609.134	shares	(a	)	1,551,427
	American Beacon Small Cap Value
	Institutional Class Fund	90,460.414	shares	(a	)	1,592,480

						214,809,213

	Common Stock:
	American Axle & Manufacturing
*	Holdings, Inc.	221,545.434	shares	(a	)	4,125,176
	Collective Trust Fund:
*	Fidelity Managed Income Portfolio II Fund
	(including wrapper contracts)	36,341,492.670	units	(a	)	36,068,038
	Participant Loans Receivable:
*	Plan participants	Loans receivable; interest rates
		ranged from 7.75 percent to
		8.25 percent during 2007		$-0-		19,677,664

						$274,680,091

(a)	- These are participant-directed investments; therefore, the cost is not required to be reported.
There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2007.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
This information shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934 (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR
HOURLY-RATE ASSOCIATES

June 26, 2008
/s/ Michael K. Simonte
Michael K. Simonte
Group Vice President – Finance & Chief Financial Officer
American Axle & Manufacturing Holdings, Inc.

AMERICAN AXLE & MANUFACTURING, INC.
PERSONAL SAVINGS PLAN FOR HOURLY-RATE ASSOCIATES
TABLE OF CONTENTS

Page
EXHIBITS:

Exhibit 23 — Consent of George Johnson & Company, Independent Registered Public Accounting Firm	14

EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 26, 2008
To the Board of Directors and Stockholders
American Axle & Manufacturing Holdings, Inc.
Detroit, Michigan
We consent to the incorporation, by reference in the Registration Statement No. 333-70466 on Form S-8 of American Axle Manufacturing Holdings, Inc., of our report dated June 26, 2008, appearing in this Annual Report on Form 11-K of the American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates as of, and for the year ended, December 31, 2007.
/s/ GEORGE JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan